Exhibit 99.1

Otonomo Technologies Ltd. Announces Reverse Share Split

HERZLIYA, Israel and SAN FRANCISCO, California – August 3, 2023 – Otonomo Technologies Ltd. (Nasdaq: OTMO) (“Otonomo” or the “Company”), the platform powering the mobility economy, today announced a 1-for-15 reverse share split of its ordinary shares, no par value per share (the “Ordinary Shares”). The reverse share split and corresponding share capital adjustment will become effective at 11:59 p.m. Eastern Time on August 3, 2023. The Ordinary Shares will begin trading on a split-adjusted basis on The Nasdaq Stock Market LLC (“Nasdaq”) at the open of business on Friday, August 4, 2023 under the existing trading symbol “OTMO,” but the Ordinary Shares will trade under a new CUSIP number, M7571L129. Otonomo’s outstanding warrants will continue to be traded under the symbol “OTMOW” and the CUSIP number for such warrants will remain unchanged.

As a result of the reverse share split, every 15 issued and outstanding Ordinary Shares will automatically be converted into one Ordinary Share. No fractional shares will be issued as a result of the reverse share split. Instead, in accordance with the Company’s amended and restated articles of association, all fractional shares will be rounded to the nearest whole share (half shares will be rounded up). The reverse share split affects all shareholders uniformly and will not alter any shareholder’s percentage ownership interest in the Company’s issued and outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares. The reverse share split is intended to increase the per share trading price of the Ordinary Shares to enable the Company to regain compliance with the minimum bid price requirement in Nasdaq Listing Rule 5450(a)(1).

The reverse share split will also affect the Company’s outstanding options, warrants and restricted share units (collectively, the “Outstanding Equity Rights”). Generally, the plans and other documents pertaining to the Outstanding Equity Rights include provisions providing for adjustments in the event of a reverse share split in order to maintain the same economic effect. Specifically, the exercise price and the number of Ordinary Shares issuable pursuant to Outstanding Equity Rights will be adjusted pursuant to the terms of such instruments in connection with the reverse share split.

Additional information regarding the reverse share split can be found in the Company’s proxy statement furnished to the Securities and Exchange Commission on June 27, 2023.

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About Otonomo

Otonomo (NASDAQ: OTMO), the platform powering the mobility economy, is igniting a new generation of mobility experiences and services and is making mobility more accessible, equitable, sustainable and safe. Our partners gain access to the broadest, most diverse, range of data from connected vehicles with just one contract and one API. Architected with privacy and security by design, our platform is GDPR, CCPA, and other privacy regulation compliant, ensuring all parties are protected and companies remain privacy compliant across geographies worldwide. Otonomo has R&D centers in Israel and the UK, with a presence in the United States and Europe. For more information, visit www.otonomo.io.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to, Otonomo’s ability to implement its plans to bring it into compliance with the minimum bid price requirement for maintaining its listing on Nasdaq. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s annual report on Form 20-F filed with the SEC on March 31, 2023 and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.

For media and investment inquiries, please contact:

Otonomo
press@otonomo.io